Exhibit 99.2
EXECUTION COPY

AMARIN CORPORATION PLC

8,965,600 Ordinary Shares

(£ 0.05 Par Value Per Share)

PLACEMENT AGENCY AGREEMENT

October 18, 2006

PLACEMENT AGENCY AGREEMENT

October 18, 2006
Banc of America Securities LLC
as Placement Agent
9 West 57th Street, 40th Floor
New York, New York 10019
Ladies and Gentlemen:

Amarin Corporation plc, a public limited company registered in England and Wales (the “Company”), proposes to issue and sell to certain investors (collectively, the “Investors”) up to an aggregate of 8,965,600 ordinary shares (the “Shares”) £ 0.05 par value per share, of the Company (the “Ordinary Shares”). The Company desires to engage Banc of America Securities LLC (the “Placement Agent”) as its lead placement agent in connection with such issuance and sale. The Shares are described in the Prospectus that is referred to below. Unless the Investors instruct otherwise, the Shares will be represented by American Depositary Shares ("ADSs") evidenced by American Depositary Receipts ("ADRs").

The Company has prepared and filed, in accordance with the provisions of the Securities Act of 1933, as amended, and the rules and regulations thereunder (collectively, the “Act”), with the Securities and Exchange Commission (the “Commission”) a registration statement under the Act on Form F-3 (File No. 333-135718) dated July 12, 2006 (the “registration statement”). The registration statement has been declared by the Commission to be effective under the Act. The Company will next file with the Commission pursuant to Rule 424(b) under the Act a final prospectus supplement to the Basic Prospectus (as defined below), describing the Shares and the offering thereof, in such form as has been provided to or discussed with, and reasonably approved, by the Placement Agent.

The term “Registration Statement” as used in this Agreement means the registration statement, at the time it became effective and as supplemented or amended prior to the execution of this Agreement, including (i) all financial schedules and exhibits and schedules thereto, (ii) all documents incorporated by reference or deemed to be incorporated by reference therein, and (iii) any required information deemed to be a part thereof at the time of effectiveness pursuant to Rule 430A under the Act . The term “Basic Prospectus” as used in this Agreement means the basic prospectus dated as of July 12, 2006 that is part of the registration statement for use in connection with the offer and/or sale of the Shares pursuant to this Agreement. The term “Prospectus Supplement” as used in this Agreement means the final prospectus supplement dated as of October 18, 2006 specifically relating to the Shares, and which will be filed with the Commission pursuant to Rule 424(b) under the Act. The term “Prospectus” as used in this Agreement means the Basic Prospectus together with the Prospectus Supplement except that if such Basic Prospectus is amended or supplemented on or prior to the date on which the Prospectus Supplement was first filed pursuant to Rule 424(b), the term “Prospectus” shall refer to the Basic Prospectus as so amended or supplemented and as supplemented by the Prospectus Supplement. Any reference herein to the registration statement, the Registration Statement, the Basic Prospectus, any Prospectus Supplement or the Prospectus shall be deemed to refer to and include (i) the documents incorporated by reference therein pursuant to Form F-3 (the “Incorporated Documents”) and (ii) the copy of the registration statement, the Registration Statement, the Basic Prospectus, the Prospectus Supplement, the Prospectus or the incorporated documents filed with the Commission pursuant to its Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”). Any reference herein to the terms “amend,” “amendment” or “supplement” with respect to the Registration Statement, the Basic Prospectus, the Prospectus Supplement or the Prospectus shall be deemed to refer to and include the filing of any document under the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (collectively, the “Exchange Act”) after the effective date of the Registration Statement, or the date of the Basic Prospectus, the Prospectus Supplement or the Prospectus, as the case may be, deemed to be incorporated therein by reference. As used herein, “business day” shall mean a day on which the Nasdaq Capital Market is open for trading.

The term “Disclosure Package” shall mean (i) the Basic Prospectus as of 10:00 P.M. New York time on the date of this Agreement (the “Execution Time”), (ii) the issuer free writing prospectuses as defined in Rule 433 of the Act (each, an “Issuer Free Writing Prospectus”), if any, identified in Schedule A hereto, (iii) the information provided in Schedule B hereto, and (iv) any other free writing prospectus that the parties hereto shall expressly agree in writing to treat as part of the Disclosure Package as of the Execution Time.

The Company hereby confirms its agreement with the Placement Agent as follows:

1.  Agreement to Act as Placement Agent. Upon the basis of the representations and warranties of the Company and subject to the terms and conditions set forth in this Agreement and in the letter agreement dated October 10, 2006 between the Company and the Placement Agent (the “Engagement Letter”), the Company engages the Placement Agent to act as its lead placement agent in the United States, on a best efforts basis, in connection with the offer and sale by the Company of Shares in the United States to the Investors. As compensation for services rendered, at the Closing Time (as defined below) the Company shall pay to the Placement Agent, by Federal Funds wire transfer to an account or accounts designated by the Placement Agent, an amount equal to (A) 6% of gross proceeds on sales to Investors in the United States other than those listed on Schedule C hereto, plus (B) 5% of gross proceeds on sales to Investors listed on Schedule C hereto. The Shares are being sold at a price of $2.09 per share. The Placement Agent may retain other brokers or dealers to act as subagents on its behalf in connection with the offering and sale of the Shares; provided that the Company will only be obligated to pay the Placement Agent for services rendered hereunder. The provisions of this Section 1 supersede the provisions of Section 3 of the Engagement Letter, the Company's obligations under Section 3 of the Engagement Letter are hereby terminated, and Section 3 of the Engagement Letter shall be of no further force or effect.

This Agreement shall not give rise to any commitment by the Placement Agent or any of its affiliates to underwrite or purchase any of the Shares or otherwise provide any financing, and the Placement Agent shall have no authority to bind the Company in respect of the sale of any Shares. The sale of the Shares shall be made pursuant to purchase agreements between the Company and each Investor in the form included as Exhibit A hereto (the “Purchase Agreements”). The Placement Agent shall communicate to the Company each reasonable offer or indication of interest received by it to purchase Shares. The Company shall have the sole right to accept offers to purchase the Shares and may reject any such offer in whole or in part in its sole discretion.

2.  Payment and Delivery. Subject to the terms and conditions hereof, the documents required by Section 6 hereof shall be delivered to the office of Cahill Gordon & Reindel llp at 10:00 A.M., New York City time, on October 23, 2006 (or at such other place as shall be agreed upon by the Placement Agent and the Company) (the “Closing Date”). Subject to the terms and conditions hereof, payment of the purchase price for the Shares shall be made by 5:00 P.M. New York City time on Thursday, October 19, 2006 to the Company by Federal Funds wire transfer as set forth in Section 5 of the Purchase Agreements. The ADRs will be delivered to the Investors on the Closing Date through the facilities of The Depository Trust Company (“DTC”) The time at which such payment is made for the Shares shall be deemed to be simultaneous with the delivery of the ADRs to the Investors through the facilities of DTC and is hereinafter sometimes called the “Closing Time.” Electronic transfer of the ADRs shall be made at the Closing Time in such names and in such denominations as specified in the Purchase Agreements.

3.  Representations and Warranties of the Company. The Company represents and warrants to and agrees with the Placement Agent that:

(a)  the Registration Statement has been declared effective by the Commission; no stop order of the Commission preventing or suspending the use of the Basic Prospectus, the Prospectus Supplement or the Prospectus or the effectiveness of the Registration Statement has been issued, no proceedings for such purpose have been instituted or, to the Company’s knowledge, are threatened by the Commission and any request on the part of the Commission for additional information has been complied with; the Company is eligible to use Form F-3; such registration statement at the date of this Agreement meets, and the offering of the Shares complies with, the requirements of Rule 415 under the Act. The Registration Statement complied when it became effective, complies and will comply, at the Closing Time, and the Basic Prospectus, the Prospectus Supplement and the Prospectus each conformed as of its respective date, conform and will conform at the Closing Time, in all material respects with the requirements of the Act (including said Rule 415); any statutes, regulations, contracts or other documents that are required to be described in the Registration Statement or the Prospectus or to be filed as exhibits to the Registration Statement have been or will be so described or filed; the conditions to the use of Form F-3 have been satisfied; and the Registration Statement did not at the time of effectiveness and does not as of the date hereof contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, and the Prospectus did not as of its date, does not and will not at the Closing Time contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the Company makes no warranty or representation with respect to any statement contained in the Registration Statement or the Prospectus in reliance upon and in conformity with information concerning the Placement Agent and furnished in writing by or on behalf of the Placement Agent to the Company expressly for use in the Registration Statement or the Prospectus; the documents incorporated by reference in the Registration Statement and the Prospectus, at the time they were filed with the Commission, complied in all material respects with the requirements of the Exchange Act; and the Company has not distributed and will not distribute any offering material in connection with the offering or sale of the Shares other than the Registration Statement, the Disclosure Package and the Prospectus; no forward-looking statement (within the meaning of Section 27A of the Act) contained in the Registration Statement and the Prospectus has been made or reaffirmed without a reasonable basis or has been disclosed other than in good faith; the Disclosure Package (taking into account the documents incorporated by reference therein) does not and, at the Execution Time, will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. If at any time following issuance of an Issuer Free Writing Prospectus there occurred or occurs an event or development as a result of which such Issuer Free Writing Prospectus conflicted or would conflict with the information contained in the Registration Statement, the  Company has promptly notified or will promptly notify the Placement Agent and has promptly amended or will promptly amend or supplement, at its own expense, such Issuer Free Writing Prospectus to eliminate or correct such conflict;

(b)  as of the date of this Agreement, the Company has an authorized and outstanding capitalization as set forth in the Registration Statement, the Disclosure Package and the Basic Prospectus and, as of the Closing Time, the Company shall have an authorized and outstanding capitalization as set forth in the Registration Statement and the Prospectus (subject, in each case, to the issuance of ordinary shares upon exercise of stock options and warrants disclosed as outstanding in the Registration Statement, the Disclosure Package and the Prospectus and grant of options under existing stock option plans described in the Registration Statement and the Prospectus); all of the issued and outstanding shares of capital stock, including the Shares, of the Company have been duly authorized and validly issued and are fully paid and non-assessable, have been issued in compliance with all applicable English laws and were not issued in violation of any preemptive right, resale right, right of first refusal or similar right;

(c)  the Company has been duly incorporated and is validly existing as a public limited company under the laws of England and Wales, with the requisite corporate power and authority to own, lease and operate its properties and conduct its business as described in the Registration Statement, the Disclosure Package and the Prospectus, to execute and deliver this Agreement and to issue, sell and deliver the Shares as contemplated herein;

(d)  the Company does not own or lease property or conduct business in any United States jurisdiction that would require the Company to qualify to do business as a foreign corporation in such jurisdiction, except where the failure to be so qualified would not individually or in the aggregate, have a material adverse effect on the business, properties, financial condition or results of operation of the Company and the Subsidiaries taken as a whole (a “Material Adverse Effect”);

(e)  except for dormant subsidiaries, the Company has no subsidiaries (as defined in the Act) other than those subsidiaries listed in Schedule D annexed hereto (collectively, the “Subsidiaries”); the Company owns, directly or indirectly, all of the issued and outstanding capital stock of each of the Subsidiaries other than otherwise indicated in Schedule D annexed hereto; other than the capital stock of the Subsidiaries and except as disclosed in the Registration Statement, the Disclosure Package and the Prospectus, the Company does not own, directly or indirectly, any shares of stock or any other equity or long-term debt securities of any corporation or have any equity interest in any firm, partnership, joint venture, association or other entity; complete and correct copies of the memorandum and articles of association, the certificate of incorporation and the bylaws, or the certificate of formation and operating agreement, as applicable, of the Company and the Subsidiaries and all amendments thereto have been delivered to the Placement Agent, and no changes therein will be made subsequent to the date hereof and prior to the Closing Time; each Subsidiary has been duly incorporated or formed and is validly existing as a corporation or limited liability company under the laws of the jurisdiction of its incorporation or formation, with the requisite power and authority to own, lease and operate its properties and to conduct its business as described in the Registration Statement, the Disclosure Package and the Prospectus; the Subsidiaries do not own or lease property or conduct business in any United States jurisdiction that would require them to qualify to do business as a foreign corporation in such jurisdiction, except where the failure be so qualified would not, individually or in the aggregate, have a Material Adverse Effect; all of the outstanding shares of capital stock or ownership interests of each of the Subsidiaries owned by the Company or any Subsidiary have been duly authorized and validly issued, are fully paid and non-assessable and are owned by the Company or a Subsidiary subject to no security interest, other encumbrance or adverse claims other than as listed in Schedule D annexed hereto or disclosed in the Registration Statement, the Disclosure Package or Prospectus; and no options, warrants or other rights to purchase, agreements or other obligations to issue or other rights to convert any obligation into shares of capital stock or ownership interests in the Subsidiaries are outstanding other than as listed in Schedule D annexed hereto;

(f)  the capital stock of the Company, including the Shares, conforms in all material respects to the description thereof contained in the Registration Statement, the Disclosure Package and the Prospectus;

(g)  this Agreement has been duly authorized, executed and delivered by the Company;

(h)  neither the Company nor any of the Subsidiaries is in breach or violation of or in default under (nor has any event occurred which with notice, lapse of time or both would result in any breach or violation of, constitute a default under or give the holder of any indebtedness (or a person acting on such holder’s behalf) the right to require the repurchase, redemption or repayment of all or a part of such indebtedness under) its respective memorandum and articles of association, certificate of incorporation or bylaws, or certificate of formation or operating agreement, as applicable, or any indenture, mortgage, deed of trust, bank loan or credit agreement or other evidence of indebtedness, or any license, lease, contract or other agreement or instrument to which the Company or any of the Subsidiaries is a party or by which any of them or any of their properties may be bound or affected, except where such breach, violation or default would not, individually or in the aggregate, have a Material Adverse Effect, and the execution, delivery and performance of this Agreement, the issuance and sale of the Shares and the consummation of the transactions contemplated hereby will not conflict with, result in any breach or violation of or constitute a default under (nor constitute any event which with notice, lapse of time or both would result in any breach or violation of or constitute a default under or give the holder of any indebtedness (or a person acting on such holder’s behalf) the right to require the repurchase, redemption or repayment of all or a part of such indebtedness under) the certificate of incorporation or bylaws, or certificate of formation or operating agreement, as applicable, of the Company or any of the Subsidiaries, or any indenture, mortgage, deed of trust, bank loan or credit agreement or other evidence of indebtedness, or any license, lease, contract or other agreement or instrument to which the Company or any of the Subsidiaries is a party or by which any of them or any of their respective properties may be bound or affected, or any federal, state, local or foreign law, regulation or rule or any decree, judgment or order applicable to the Company or any of the Subsidiaries, except where such breach, violation or default would not, individually or in the aggregate, have a Material Adverse Effect;

(i)  no approval, authorization, consent or order of or filing with any federal, state, local or foreign governmental or regulatory commission, board, body, authority or agency or of or with the Nasdaq Stock Market, the AIM Market of the London Stock Exchange, the IEX Market of the Irish Stock Exchange or approval of the stockholders of the Company, is required in connection with the issuance and sale of the Shares or the consummation by the Company of the transactions contemplated hereby other than registration under the Act of the offer and sale of the Shares, which has been effected, the listing of the Shares on the AIM Market of the London Stock Exchange and the IEX Market of the Irish Stock Exchange and any notification filing related thereto, and any necessary qualification under the securities or blue sky laws of the various jurisdictions in which the Shares are being offered under the terms of this Agreement or under the rules and regulations of the NASD, the London Stock Exchange or the Irish Stock Exchange;

(j)  except as disclosed in the Registration Statement, the Disclosure Package and the Prospectus, no person has the right, contractual or otherwise, to cause the Company to issue or sell to it any Ordinary Shares or shares of any other capital stock or other equity interests of the Company, (ii) no person has any preemptive rights, resale rights, rights of first refusal or other rights to purchase any Ordinary Shares or shares of any other capital stock or other equity interests of the Company, and (iii) except as provided herein, including without limitation Section 1 hereof or in the Engagement Letter, no person has the right to act as an underwriter or placement agent to the Company in connection with the offer and sale of the Shares in the United States, in the case of each of the foregoing clauses (i), (ii) and (iii), whether as a result of the filing or effectiveness of the Registration Statement or the sale of the Shares as contemplated thereby or otherwise; except as disclosed in the Registration Statement, the Disclosure Package or the Prospectus, no person has the right, contractual or otherwise, to cause the Company to register under the Act any Ordinary Shares or shares of any other capital stock or other securities of the Company, or to include any such shares or interests in the Registration Statement or the offering contemplated thereby, whether as a result of the filing or effectiveness of the Registration Statement or the sale of the Shares as contemplated thereby or otherwise;

(k)  each of the Company and the Subsidiaries has all necessary licenses, authorizations, consents and approvals and has made all necessary filings required under any federal, state, local or foreign law, regulation or rule, and has obtained all necessary authorizations, consents and approvals from other persons, in order to conduct its respective business as currently conducted and as currently proposed to be conducted, except where the absence of any of the foregoing would not, individually or in the aggregate, have a Material Adverse Effect; neither the Company nor any of the Subsidiaries is in violation of, or in default under, or has received notice of any proceedings relating to revocation or modification of, any such license, authorization, consent or approval or any federal, state, local or foreign law, regulation or rule or any decree, order or judgment applicable to the Company or any of the Subsidiaries, except where such violation, default, revocation or modification would not, individually or in the aggregate, have a Material Adverse Effect;

(l)  all legal or governmental proceedings, affiliate transactions, off-balance sheet transactions, contracts, licenses, agreements, leases or documents of a character required to be described in the Registration Statement, the Disclosure Package or the Prospectus or to be filed as an exhibit to the Registration Statement have been so described or filed as required;

(m)  except as disclosed in the Registration Statement, the Disclosure Package and the Prospectus, there are no actions, suits, claims, investigations or proceedings pending or, to the Company’s knowledge, threatened to which the Company or any of the Subsidiaries or any of their respective directors or officers is or would be a party or of which any of their respective properties is or would be subject at law or in equity, before or by any federal, state, local or foreign governmental or regulatory commission, board, body, authority or agency, except any such action, suit, claim, investigation or proceeding which the Company does not expect (acting reasonably) to result in a judgment, decree or order having, individually or in the aggregate, a Material Adverse Effect or prevent consummation of the transactions contemplated hereby; the Company does not expect (acting reasonably) the aggregate of all pending legal or governmental proceedings to which the Company or any Subsidiary is a party or of which any of their respective property or assets is the subject which are not described in the Registration Statement, including ordinary routine litigation incidental to the business, would result in a Material Adverse Effect;

(n)  PricewaterhouseCoopers LLP and Ernst & Young LLP, whose reports on the consolidated financial statements of the Company are filed with the Commission as part of the Registration Statement, the Disclosure Package and the Prospectus, are independent public accountants as required by the Act;

(o)  the audited financial statements included in the Registration Statement, the Disclosure Package or the Prospectus, together with the related notes and schedules, present fairly in all material respects the consolidated financial position of the Company as of the dates indicated and the consolidated results of operations and cash flows of the Company and the Subsidiaries for the periods specified and have been prepared in compliance with the requirements of the Act and in conformity with generally accepted accounting principles (“GAAP”) applied on a consistent basis during the periods involved (the financial statements are prepared under U.K. GAAP and reconciled to U.S. GAAP), except (i) as may be otherwise specified in such financial statements or the notes thereto, or (ii) in the case of unaudited interim statements, to the extent they may exclude footnotes or may be condensed or summary statements; any pro forma financial statements or data included in the Registration Statement, the Disclosure Package or the Prospectus comply with the requirements of Regulation S-X of the Act, the assumptions used in the preparation of such pro forma financial statements and data are reasonable, the pro forma adjustments used therein are appropriate to give effect to the transactions or circumstances described therein and the pro forma adjustments have been properly applied to the historical amounts in the compilation of those statements and data; the other financial and statistical data set forth in the Registration Statement, the Disclosure Package and the Prospectus are, in all material respects, accurately presented and prepared on a basis consistent with the financial statements and books and records of the Company; there are no financial statements (historical or pro forma) that are required to be included in the Registration Statement, the Disclosure Package and the Prospectus that are not included as required; and the Company and the Subsidiaries do not have any material liabilities or obligations, direct or contingent (including any off-balance sheet obligations), not disclosed in the Registration Statement, the Disclosure Package or the Prospectus, except any such obligations which would not, individually or in the aggregate, have a Material Adverse Effect;

(p)  subsequent to the respective dates as of which information is given in the Registration Statement, the Disclosure Package and the Prospectus, there has not been (i) any material adverse change in the business, properties, management, financial condition or results of operations of the Company and the Subsidiaries taken as a whole, whether or not arising in the ordinary course of business (ii) any transaction which is material to the Company and the Subsidiaries taken as a whole, (iii) any obligation, direct or contingent (including any off-balance sheet obligations), incurred by the Company or the Subsidiaries, which is material to the Company and the Subsidiaries taken as a whole, (iv) any material change in the capital stock of the Company or the Subsidiaries or (v) any dividend or distribution of any kind declared, paid or made on the capital stock of the Company;

(q)  neither the Company nor any of the Subsidiaries is nor, after giving effect to the offering and sale of the Shares and the application of the net proceeds therefrom, will any of them be required to register as an “investment company” under the Investment Company Act of 1940, as amended (the “Investment Company Act”) or a “controlled foreign corporation” as such terms are defined in the Internal Revenue Code;

(r)  except as described in the Registration Statement, the Disclosure Package or the Prospectus, the Company and each of the Subsidiaries has good and marketable title to all property (real and personal) described in the Registration Statement, the Disclosure Package and in the Prospectus as being owned by each of them, free and clear of all liens, claims, security interests or other encumbrances, or liens, claims, security interests or other encumbrances that do not materially affect the value of such property, do not materially interfere with the use made of such property by the Company or such Subsidiary and would not, individually or in the aggregate, result in a Material Adverse Effect; all the property described in the Registration Statement, the Disclosure Package and the Prospectus as being held under lease by the Company or a Subsidiary is held thereby under valid, subsisting and enforceable leases;

(s)  except as described in the Registration Statement, the Disclosure Package or the Prospectus, the Company and the Subsidiaries own, or have obtained valid and enforceable licenses for, or other rights to use, the inventions, patent applications, patents, trademarks (both registered and unregistered), tradenames, copyrights, trade secrets and other proprietary information described in the Registration Statement, the Disclosure Package or the Prospectus as being owned or licensed by them or which are necessary for the conduct of their respective businesses as currently conducted or as currently proposed to be conducted (collectively, “Intellectual Property”), except where the failure to own, license or have such rights would not, individually or in the aggregate, have a Material Adverse Effect; except as described in the Registration Statement, the Disclosure Package or the Prospectus, to the

Company’s knowledge, there are no third parties who have or will be able to establish rights to any Intellectual Property, except for the Intellectual Property which is licensed to the Company; to the Company’s knowledge, there is no infringement by third parties of any Intellectual Property, except as the Company reasonably expects would not have a Material Adverse Effect; there is no pending or, to the Company’s knowledge, threatened action, suit, proceeding or claim by others challenging the Company’s rights in or to any Intellectual Property, except as the Company reasonably expects would not have a Material Adverse Effect; there is no pending or, to the Company’s knowledge, threatened action, suit, proceeding or claim by others challenging the validity or scope of any Intellectual Property, and the Company is unaware of any facts which could form a reasonable basis for any such claim; there is no pending or, to the Company’s knowledge, threatened action, suit, proceeding or claim by others that the Company infringes or otherwise violates any patent, trademark, copyright, trade secret or other proprietary rights of others, except as the Company reasonably expects would not have a Material Adverse Effect; to the Company’s knowledge, there is no patent or patent application that contains claims that interfere with the issued or pending claims of any of the Intellectual Property; the Company has duly and properly filed or caused to be filed with the United State’s Patent and Trademark Office (the "PTO") and applicable foreign and international patent authorities all patent applications owned by the Company (the "Company Patent Applications"); to the knowledge of the Company, the Company has complied with the PTO's duty of candor and disclosure for the Company Patent Applications and has made no material misrepresentation in the Company Patent Applications; to the knowledge of the Company, there is no material that may render any Company Patent Application unpatentable that has not been disclosed to the PTO and applicable foreign and international patent authorities; the Company has no knowledge of any information which would preclude the Company from having clear title to the Company Patent Applications;

(t)  neither the Company nor any of the Subsidiaries is engaged in any unfair labor practice; except for matters which would not, individually or in the aggregate, have a Material Adverse Effect, (i) there is (A) no unfair labor practice complaint pending or, to the Company’s knowledge, threatened against the Company or any of the Subsidiaries, and no grievance or arbitration proceeding arising out of or under collective bargaining agreements is pending or, to the Company’s knowledge, threatened, (B) no strike, labor dispute, slowdown or stoppage pending or, to the Company’s knowledge, threatened against the Company or any of the Subsidiaries and (C) no union representation dispute currently existing concerning the employees of the Company or any of the Subsidiaries, and (ii) to the Company’s knowledge, (A) no union organizing activities are currently taking place concerning the employees of the Company or any of the Subsidiaries and (B) there has been no violation of any federal, state, local or foreign law relating to discrimination in the hiring, promotion or pay of employees, any applicable wage or hour laws or any provision of the Employee Retirement Income Security Act of 1974 (“ERISA”) or the rules and regulations promulgated thereunder concerning the employees of the Company or any of the Subsidiaries, except in the cases of clauses (i) and (ii) for such actions which would not, individually or in the aggregate, have a Material Adverse Effect;

(u)  the Company and the Subsidiaries and their properties, assets and operations are in compliance with, and hold all permits, authorizations and approvals required under, Environmental Laws (as defined below), except to the extent that failure to so comply or to hold such permits, authorizations or approvals would not, individually or in the aggregate, have a Material Adverse Effect; there are no past, present or, to the Company’s knowledge, reasonably anticipated future events, conditions, circumstances, activities, practices, actions, omissions or plans that the Company reasonably expects to give rise to any material costs or liabilities to the Company or the Subsidiaries under, or to interfere with or prevent compliance by the Company or the Subsidiaries with, Environmental Laws; except as would not, individually or in the aggregate, have a Material Adverse Effect, to the Company’s knowledge, neither the Company nor any of the Subsidiaries (i) is the subject of any investigation, (ii) has received any notice or claim, (iii) is a party to or affected by any pending or threatened action, suit or proceeding, (iv) is bound by any judgment, decree or order or (v) has entered into any agreement, in each case relating to any alleged violation of any Environmental Law or any actual or alleged release or threatened release or cleanup at any location of any Hazardous Materials (as defined below) (as used herein, “Environmental Law” means any federal, state, local or foreign law, statute, ordinance, rule, regulation, order, decree, judgment, injunction, permit, license, authorization or other binding requirement, or common law, relating to health, safety or the protection, cleanup or restoration of the environment or natural resources, including those relating to the distribution, processing, generation, treatment, storage, disposal, transportation, other handling or release or threatened release of Hazardous Materials, and “Hazardous Materials” means any material (including, without limitation, pollutants, contaminants, hazardous or toxic substances or wastes) that is regulated by or may give rise to liability under any Environmental Law);

(v)  all material tax returns required to be filed by the Company and each of the Subsidiaries have been filed, and all material taxes and other assessments of a similar nature (whether imposed directly or through withholding) including any interest, additions to tax or penalties applicable thereto due or claimed to be due from such entities have been paid, other than those being contested in good faith and for which adequate reserves have been provided; the charges, accruals and reserves on the books of the Company in respect of any income and corporation tax liability for any years not finally determined are adequate to meet any assessments or re-assessments for additional income tax for any years not finally determined, except to the extent of any inadequacy that would not result in a Material Adverse Effect;

(w)  the Company and each of the Subsidiaries maintains insurance covering its properties, operations, personnel and businesses as the Company deems adequate; such insurance insures against such losses and risks to an extent which is adequate and customary for the business and the locations in which the Company and its Subsidiaries are engaged; all such insurance is fully in force on the date hereof and will be fully in force at the Closing Time, except as would not, individually or in the aggregate, have a Material Adverse Effect;

(x)  neither the Company nor any of the Subsidiaries has sustained since the date of the last audited financial statements included in the Registration Statement, the Disclosure Package or the Prospectus any loss or interference with its respective business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree, except as would not, individually or in the aggregate, have a Material Adverse Effect;

(y)  except as otherwise disclosed in the Registration Statement, the Disclosure Package and the Prospectus, the Company has not sent or received any written communication regarding termination of any of the contracts or agreements referred to or described in, or filed as an exhibit to, the Registration Statement, and no such termination has been threatened by the Company or, to the Company’s knowledge, any other party to any such contract or agreement, except as would not, individually or in the aggregate, have a Material Adverse Effect;

(z)  the Company is not aware of any significant deficiencies, including material weaknesses, in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize, and report financial data, though the Company has not yet completed its implementation of Sarbanes Oxley Section 404 project. The Company acknowledges its responsibility for the design and implementation of programs and controls to prevent and detect fraud. The Company is not aware of any reason that it will not be able to comply with the requirements of Section 404 of the Sarbanes Oxley Act at the time it is required to do so;

(aa)  the Company has established and maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Exchange Act); the principal executive officers (or their equivalents) and principal financial officers (or their equivalents) of the Company have made all certifications required by the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and any related rules and regulations promulgated by the Commission, and the statements contained in any such certification are complete and correct; and the Company is otherwise in compliance in all material respects with all applicable provisions of the Sarbanes-Oxley Act that are effective;

(bb)  the Company has made available to the Placement Agent true, correct, and complete copies of all documentation pertaining to any extension of credit in the form of a personal loan made, directly or indirectly, by the Company to any director or executive officer of the Company, or to any family member or affiliate of any director or executive officer of the Company; and since July 30, 2002, except as otherwise disclosed in the Registration Statement, the Disclosure Package and the Prospectus, `the Company has not, directly or indirectly, including through any Subsidiary: (i) extended credit, arranged to extend credit, or renewed any extension of credit, in the form of a personal loan, to or for any director or executive officer of the Company, or to or for any family member or affiliate of any director or executive officer of the Company; or (ii) made any material modification, including any renewal thereof, to any term of any personal loan to any director or executive officer of the Company, or any family member or affiliate of any director or executive officer, which loan was outstanding on July 30, 2002;

(cc)  any statistical and market-related data included in the Registration Statement, the Disclosure Package or the Prospectus are based on or derived from sources that the Company believes to be reliable and accurate, and the Company has obtained the written consent to the use of such data from such sources to the extent required;

(dd)  neither the Company nor any of the Subsidiaries nor, to the Company’s knowledge, any employee or agent of the Company or the Subsidiaries (acting on behalf of the Company or the Subsidiaries) has made any payment of funds of the Company or the Subsidiaries or received or retained any funds in violation of any law, rule or regulation, which payment, receipt or retention of funds is of a character required to be disclosed in the Registration Statement, the Disclosure Package or the Prospectus;

(ee)  neither the Company nor any of the Subsidiaries nor any of their respective directors, officers or affiliates has taken, directly or indirectly, any action designed, or which has constituted or might reasonably be expected to cause or result in, under the Exchange Act or otherwise, the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Shares;

(ff)  the Company has not offered, or caused the Placement Agent to offer, Shares to any person with the intent to influence unlawfully (i) a customer or supplier of the Company or any of the Subsidiaries to alter the customer’s or supplier’s level or type of business with the Company or any of the Subsidiaries, or (ii) a trade journalist or publication to write or publish favorable information about the Company or any of the Subsidiaries or any of their respective products or services;

(gg)  there are no contracts or documents which are required to be described in the Registration Statement or to be filed as exhibits thereto which have not been so described and filed as required;

(hh)  the Company has operated and currently is in compliance with all applicable rules, regulations and policies of the United States Food and Drug Administration (the "FDA"), except where the failure to so operate or be in compliance would not reasonably be expected to have a Material Adverse Effect; any human studies or tests and preclinical and clinical trials conducted by or on behalf of the Company or in which the Company participated were and, if still pending, are being, conducted in all material respects in accordance with experimental protocols, procedures and controls pursuant to, where applicable, accepted professional and scientific standards; any descriptions of the results of such studies, tests and trials contained in the Registration Statement are accurate in all material respects; and the Company has not received any notices or correspondence from the FDA or any foreign, state or local governmental body exercising comparable authority requiring the termination, suspension or material modification of any studies, tests or preclinical or clinical trials conducted by or on behalf of the Company which termination, suspension or material modification would reasonably be expected to have a Material Adverse Effect;

(ii)  no relationship, direct or indirect, exists between or among the Company or its Subsidiaries, on the one hand, and the directors, officers, stockholders, customers or suppliers of the Company or its Subsidiaries, on the other, that is required by the Act to be described in the Registration Statement, the Disclosure Package and the Prospectus and that is not so described;

(jj)  as of the Execution Time (with such date being used as the determination date for purposes of this clause), the Company is not an “ineligible issuer” (as defined in Rule 405 of the Act).

In addition, any certificate signed by any authorized officer of the Company or any of the Subsidiaries and delivered to the Placement Agent or counsel for the Placement Agent in connection with the closing of the sale of the Shares shall be deemed to be a representation and warranty by the Company or such Subsidiary, as the case may be, as to matters covered thereby, to the Placement Agent.

4.  Certain Covenants of the Company. The Company hereby agrees:

(a)  to furnish such information as may be required and otherwise to cooperate in qualifying the Shares for offering and sale under the securities or blue sky laws of such states or other jurisdictions as the Placement Agent may reasonably designate and to maintain such qualifications in effect so long as the Placement Agent may reasonably request for the distribution of the Shares; provided that the Company shall not be required to qualify as a foreign corporation or to consent to the service of process under the laws of any such jurisdiction (except service of process with respect to the offering and sale of the Shares); and to promptly advise the Placement Agent of the receipt by the Company of any notification with respect to the suspension of the qualification of the Shares for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose;

(b)  that it has not made, and unless it obtains the prior written consent of the Placement Agent, it will not make, any offer relating to the Shares that would constitute a “free writing prospectus” (as defined in Rule 405 of the Act) required to be filed by the Company with the Commission or retained by the Company under Rule 433 of the Act. Any such free writing prospectus consented to by the Placement Agent is hereinafter referred to as a “Permitted Free Writing Prospectus”. The Company agrees that it has complied and will comply, as the case may be, with the requirements of Rules 164 and 433 of the Act applicable to any Permitted Free Writing Prospectus, including in respect of timely filing with the Commission, legending and record keeping;

(c)  if, at the Execution Time, it is necessary for any post-effective amendment to the Registration Statement to be declared effective before the Shares may be sold, the Company will endeavor to cause such post-effective amendment to become effective as soon as possible and the Company will advise the Placement Agent promptly and, if requested by the Placement Agent, will confirm such advice in writing, (i) when such post-effective amendment thereto has become effective, and (ii) when the Prospectus Supplement is filed with the Commission pursuant to Rule 424(b) under the Act (which the Company agrees to file in a timely manner under such Rule);

(d)  to advise the Placement Agent promptly, confirming such advice in writing, of any request by the Commission prior to the Closing Time for amendments or supplements to the Registration Statement or the Prospectus or for additional information with respect thereto, or of notice of institution of proceedings for, or the entry of a stop order, suspending the effectiveness of the Registration Statement and, if the Commission should enter a stop order suspending the effectiveness of the Registration Statement prior to the Closing Time, to use its commercially reasonable efforts to obtain the lifting or removal of such order as soon as possible; to advise the Placement Agent promptly of any proposal prior to the Closing Time to amend or supplement the Registration Statement or the Prospectus, including by filing any documents that would be incorporated therein by reference, to provide the Placement Agent and its counsel copies of any such documents for review and comment a reasonable amount of time prior to any proposed filing and to file no such amendment or supplement to which the Placement Agent shall reasonably object in writing;

(e)  subject to Section 4(d) hereof, to file promptly (after giving effect to any extensions granted under Rule 12b-25 of the Exchange Act) all reports required to be filed by the Company with the Commission in order to comply with the Exchange Act subsequent to the date of the Prospectus and for so long as the delivery of a prospectus is required in connection with the offering or sale of the Shares;

(f)  to advise the Placement Agent promptly of the happening of any event within the time during which a prospectus relating to the Shares is required to be delivered under the Act which requires the making of any change in the Prospectus then being used so that the Prospectus would not include an untrue statement of material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they are made, not misleading, and, during such time, subject to Section 4(d) hereof, to prepare and furnish, at the Company’s expense, to the Placement Agent promptly such amendments or supplements to such Prospectus as may be necessary to reflect any such change;

(g)  as soon as practicable, the Company will make generally available to its security holders and to the Placement Agent an earnings statement (which need not be audited) covering the twelve-month period ending December 31, 2007 that satisfies the provisions of Section 11(a) of the Act and Rule 158 under the Act;

(h)  to comply with all the undertakings contained in the Registration Statement;

(i)  to furnish to the Placement Agent as early as practicable prior to the Closing Time, but not later than two business days prior thereto, a copy of the latest publicly available unaudited interim consolidated financial statements, if any, of the Company which have been read by the Company’s independent certified public accountants, as stated in their letter to be furnished pursuant to Section 6(c) hereof;

(j)  to apply the net proceeds from the sale of the Shares in the manner set forth under the caption “Use of Proceeds” in the Prospectus Supplement;

(k)   to reimburse the Placement Agent for reasonable expenses as set forth in the Engagement Letter in an amount not to exceed $135,000, and to pay all of the Company’s costs, expenses, fees and taxes in connection with (i) the preparation and filing of the Prospectus Supplement and any amendments or supplements to the Registration Statement, and the printing and furnishing of copies of each thereof to the Placement Agent (including costs of mailing and shipment), (ii) the registration, issue, sale and delivery of the Shares including any stock or transfer taxes and stamp or similar duties payable upon the issuance or delivery of the ADRs, (iii) the producing, word processing and/or printing of this Agreement, the Purchase Agreements, any Powers of Attorney and any closing documents (including compilations thereof) and the reproduction and/or printing and furnishing of copies of each thereof to the Placement Agent and the Investors, (iv) the qualification of the Shares for offering and sale under state or foreign laws and the determination of their eligibility for investment under state or foreign law as aforesaid (including the reasonable legal fees and filing fees and other disbursements of counsel for the Placement Agent) and the printing and furnishing of copies of any blue sky surveys or legal investment surveys to the Placement Agent and to dealers, (v) the fees and disbursements of any transfer agent or registrar for the Shares, (vi) the costs and expenses of the Company relating to any presentations or meetings undertaken in connection with the marketing of the offering and sale of the Shares to prospective investors and the Placement Agent’s sales forces, including, without limitation, expenses associated with the production of road show slides and graphics, fees and expenses of any consultants engaged in connection with the road show presentations, travel, lodging and other expenses incurred by the officers of the Company and any such consultants, in connection with the road show and (vii) the performance of the Company’s other obligations hereunder;

(l)  not to sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, any Ordinary Shares or securities convertible into or exchangeable or exercisable for Ordinary Shares or warrants or other rights to purchase Ordinary Shares or any other securities of the Company that are substantially similar to Ordinary Shares, or file or cause to be declared effective a registration statement under the Act relating to the offer and sale of any shares of Ordinary Shares or securities convertible into or exercisable or exchangeable for Ordinary Shares or other rights to purchase Ordinary Shares or any other securities of the Company that are substantially similar to Ordinary Shares for a period of 45 days after the date hereof (the “Lock-Up Period”), without the prior written consent of the Placement Agent, except for the registration of the Shares and the sales of the Shares pursuant to this Agreement and pursuant to (i) previously issued options, warrants or similar instruments; (ii) any contractual obligations of the Company in effect as of the date of this Agreement, or as subsequently restructured or renegotiated, (iii) any agreements providing for anti-dilution or other share issuance rights, (iv) any employee stock purchase, stock option, benefit or similar plan of the Company, (v) any merger, acquisition or other business combination transaction that the Company may enter into, or (vi) any licensing agreement or other commercial transaction entered into in the ordinary course of business in which the consideration to be paid by the Company is in the form of such securities;

(m)  to maintain a transfer agent and, if necessary under the jurisdiction of incorporation of the Company, a registrar for the Shares and related American Depositary Shares;

(n)  (i) in connection with the offering contemplated hereby and the process leading to such transaction, the Placement Agent is and has been acting solely as a principal and is not the agent or fiduciary of the Company, or its stockholders, creditors, employees or any other party, (ii) the Placement Agent has not assumed and will not assume an advisory or fiduciary responsibility in favor of the Company with respect to the offering contemplated hereby or the process leading thereto (irrespective of whether the Placement Agent has advised or is currently advising the Company on other matters) and the Placement Agent has no obligation to the Company with respect to the offering contemplated hereby except the obligations expressly set forth in this Agreement, (iii) the Placement Agent and its affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Company, and (iv) the Placement Agent has not provided any legal, accounting, regulatory or tax advice with respect to the offering contemplated hereby and the Company has consulted its own legal, accounting, regulatory and tax advisors to the extent it deemed appropriate; and

(o)  the Company shall have used its best efforts to have furnished to the Placement Agent an agreement in the form of Exhibit B hereto from the Company’s executive officers and directors.

5.  Reimbursement of Placement Agent’s Expenses. If this Agreement is terminated by the Placement Agent pursuant to Section 7, or if the sale to the Investors of the Shares at the Closing Time is not consummated because of any refusal, inability or failure on the part of the Company to perform any agreement herein or to comply with any provision hereof, the Company shall reimburse the Placement Agent for all of its reasonable out-of-pocket expenses (including the amounts described in Section 4(k) hereof), including the fees and disbursements of its counsel in an amount not to exceed $135,000. The provisions of this Section 5 supersede the provisions of Section 4 of the Engagement Letter, the Company’s obligations under Section 4 of the Engagement Letter are hereby terminated, and Section 4 of the Engagement Letter shall be of no further force or effect.

6.  Conditions of Placement Agent’s Obligations. The obligations of the Placement Agent hereunder are subject to the accuracy of the representations and warranties on the part of the Company on the date hereof and at the Closing Date and the performance by the Company of its obligations hereunder and to the following additional conditions precedent:

(a)  The Company shall furnish to the Placement Agent at the Closing Time an opinion of (i) Cahill Gordon & Reindel llp, U.S. counsel for the Company, substantially in the form as set forth in Exhibit C, and (ii) an opinion of Kirkpatrick & Lockhart Nicholson Graham LLP, English counsel for the Company, substantially in the form as set forth in Exhibit D, in each case addressed to the Placement Agent, and dated the Closing Date, in form and substance satisfactory to Heller Ehrman LLP, counsel for the Placement Agent.

(b)  The Company shall furnish to the Placement Agent at the Closing Time an opinion of (i) Reddie & Grose, Intellectual Property counsel for the Company, substantially in the form as set forth in Exhibit E, and (ii) an opinion of Hyman, Phelps & McNamara, Regulatory Counsel for the Company, substantially in the form set forth in Exhibit F, in each case addressed to the Placement Agent, and dated the Closing Date, in form and substance satisfactory to Heller Ehrman LLP, counsel for the Placement Agent.

(c)  The Placement Agent shall have received from PricewaterhouseCoopers LLP letters dated, respectively, the date of this Agreement and the Closing Date, and addressed to the Placement Agent in the forms heretofore approved by the Placement Agent. The Placement Agent shall have also received from Ernst & Young LLP a letter dated the date of the Agreement and addressed to the Placement Agent in the form heretofore approved by the Placement Agent.

(d)  The Placement Agent shall have received at the Closing Time the favorable opinion of Heller Ehrman LLP, counsel for the Placement Agent, dated the Closing Time, as to the matters heretofore approved by the Placement Agent.

(e)  No Prospectus or amendment or supplement to the Registration Statement or the Prospectus, including documents deemed to be incorporated by reference therein, shall have been filed to which the Placement Agent reasonably objected in writing.

(f)  The Prospectus Supplement shall have been filed with the Commission pursuant to Rule 424(b) under the Act before 5:30 P.M. New York City time on the second full business day after the date of this Agreement.

(g)  Prior to the Closing Time:

(i) the Company shall have filed the Prospectus with the Commission (including the information required by Rule 430A under the Act) in the manner and within the time period required by Rule 424(b) under the Act; or the Company shall have filed a post-effective amendment to the Registration Statement containing the information required by such Rule 430A, and such post-effective amendment shall have become effective;

(ii) all material required to be filed by the Company pursuant to Rule 433(d) under the Act shall have been filed with the Commission within the applicable time periods prescribed for such filings under such Rule 433; and

(iii) no stop order suspending the effectiveness of the Registration Statement, or any post-effective amendment to the Registration Statement, shall be in effect and no proceedings for such purpose shall have been instituted or threatened by the Commission.

(h)  Between the time of execution of this Agreement and the Closing Time, no material adverse change in the business, properties, management, financial condition or results of operations of the Company and the Subsidiaries taken as a whole shall have occurred.

(i)  The Company will, at the Closing Time, deliver to the Placement Agent a certificate of its Chief Executive Officer and its Chief Financial Officer in the form attached as Exhibit G hereto.

(j)  The Company shall have furnished to the Placement Agent such other documents and certificates as to the accuracy and completeness of any statement in the Registration Statement and the Prospectus as of the Closing Time, as the Placement Agent may reasonably request.

(k)  All requests for additional information on the part of the Commission shall have been complied with.

7.  Effective Date of Agreement; Termination. This Agreement shall become effective when the parties hereto have executed and delivered this Agreement.

The obligations of the Placement Agent hereunder shall be subject to termination in the absolute discretion of the Placement Agent if (x) since the time of execution of this Agreement or the earlier respective dates as of which information is given in the Registration Statement, the

Disclosure Package and the Prospectus, there has been any material adverse change or any development involving a prospective change, in the business, properties, management, financial condition or results of operations of the Company and the Subsidiaries taken as a whole, which would, in the Placement Agent’s judgment, make it impracticable or inadvisable to proceed with the public offering or the delivery of the Shares on the terms and in the manner contemplated in the Registration Statement, the Disclosure Package and the Prospectus, or (y) since the time of execution of this Agreement, there shall have occurred: (i) a suspension or material limitation in trading in securities generally on the NYSE, the American Stock Exchange or the Nasdaq Stock Market, the Chicago Board Options Exchange, the Chicago Mercantile Exchange or the Chicago Board of Trade; (ii) a suspension or material limitation in trading in the Company’s securities on the Nasdaq Stock Market; (iii) a general moratorium on commercial banking activities declared by either federal or New York State authorities or a material disruption in commercial banking or securities settlement or clearance services in the United States; (iv) an outbreak or significant escalation of hostilities or acts of terrorism involving the United States, or a declaration by the United States of a national emergency or war; or (v) any other calamity or crisis or any change in financial, political or economic conditions in the United States or elsewhere, if the effect of any such event specified in clause (iv) or (v) in the Placement Agent’s judgment makes it impracticable or inadvisable to proceed with the public offering or the delivery of the Shares on the terms and in the manner contemplated in the Registration Statement, the Disclosure Package and the Prospectus, or (z) since the Execution Time, there shall have occurred any downgrading, or any notice or announcement shall have been given or made of (i) any intended or potential downgrading or (ii) any watch, review or possible change that does not indicate an affirmation or improvement in the rating accorded any securities of or guaranteed by the Company or any Subsidiary by any “nationally recognized statistical rating organization,” as that term is defined in Rule 436(g)(2) under the Act.

If the Placement Agent elects to terminate this Agreement as provided in this Section 7, the Company shall be notified promptly in writing.

If the sale of the Shares, as contemplated by this Agreement, is not carried out by the Placement Agent for any reason permitted under this Agreement or if such sale is not carried out because the Company shall be unable to comply with any of the terms of this Agreement, the Company shall not be under any obligation or liability under this Agreement (except to the extent provided in Sections 5 and 8 hereof), and the Placement Agent shall be under no obligation or liability to the Company under this Agreement (except to the extent provided in Section 8 hereof). Under such circumstances, the Engagement Letter shall remain in full force and effect in accordance with its terms.

8.  Indemnity and Contribution.

(a)  The Company agrees to indemnify, defend and hold harmless the Placement Agent, its partners, directors and officers, and any person who controls the Placement Agent within the meaning of Section 15 of the Act or Section 20 of the Exchange Act, and the successors and assigns of all of the foregoing persons, from and against any loss, damage, expense, liability or claim (including the reasonable cost of investigation and preparation) which the Placement Agent or any such person may incur under the Act, the Exchange Act, the common law or otherwise, insofar as such loss, damage, expense, liability or claim (or actions in respect thereof as contemplated below) and arises out of or is based (i) upon any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement (or in any amendment to the Registration Statement), the Disclosure Package or in a Prospectus, or arises out of or is based upon any omission or alleged omission of a material fact in connection with such information required to be stated in such Registration Statement or such Prospectus or necessary to make such information not misleading, or (ii) any act or failure to act or alleged act or failure to act by the Placement Agent in reliance upon (i), and in connection with, or relating in any manner to the Shares or the offering contemplated hereby, and which is included as part of or referred to in any loss, claim, damage, liability or action arising out of or based upon any matter covered by clause (i) above; provided that the Company shall not be liable under this clause (ii) to the extent that a court of competent jurisdiction shall have determined by a final judgment that such loss, claim, damage, liability or action resulted directly and solely from any such acts or failures to act undertaken or omitted to be taken by the Placement Agent through its fraud, gross negligence or willful misconduct; provided further, that the foregoing indemnity agreement shall not apply to any loss, claim, damage, liability or expense to the extent, but only to the extent, arising out of or based upon any untrue statement or alleged untrue statement or omission or alleged omission made in reliance upon and in conformity with written information furnished to the Company by the Placement Agents expressly for use in the Registration Statement, the Disclosure Package or in the Prospectus. The indemnity in this Section 8(a) shall be in addition to any liability that the Company may otherwise have.

If any action, suit or proceeding (each, a “Proceeding”) is brought against the Placement Agent or any such person in respect of which indemnity may be sought against the Company pursuant to the foregoing paragraph, the Placement Agent or such person shall promptly notify the Company in writing of the institution of such Proceeding and the Company shall have the right to assume the defense in such Proceeding, including the employment of counsel reasonably satisfactory to such indemnified party and payment of all fees and expenses incurred in connection with defense thereof; provided, however, that the omission to so notify the Company shall not relieve the Company from any liability which the Company may have to the Placement Agent or any such person or otherwise pursuant to this Agreement, except to the extent that the Company was prejudiced thereby. The Placement Agent or such person shall have the right to employ its or their own counsel in any such case, but the fees and expenses of such counsel shall be at the expense of the Placement Agent or of such person unless the employment of such counsel shall have been authorized in writing by the Company in connection with the defense of such Proceeding or the Company shall not have, within a reasonable period of time in light of the circumstances, employed counsel to have charge of the defense in such Proceeding or such indemnified party or parties and the Company shall have been advised by counsel in writing that there may be defenses available to such indemnified party or parties which are different from, additional to or in conflict with those available to the Company (in which case the Company shall not have the right to direct the defense of such Proceeding on behalf of the indemnified party or parties, but the Company may employ counsel and participate in the defense thereof but the fees and expenses of such counsel shall be at the expense of the Company), in any of which events such fees and expenses shall be borne by the Company and paid as incurred (it being understood, however, that the Company shall not be liable for the expenses of more than one separate firm of attorneys (in addition to any local counsel) in any one Proceeding or series of related Proceedings in the same jurisdiction representing the indemnified parties who are parties to such Proceeding). The Company shall not be liable for any settlement of any Proceeding effected without its written consent, but if settled with the written consent of the Company, the Company agrees to indemnify and hold harmless the Placement Agent and any such person from and against any loss or liability by reason of such settlement. Notwithstanding the foregoing sentence, if at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel as contemplated by the second sentence of this paragraph, then the indemnifying party agrees that it shall be liable for any settlement of any Proceeding effected without its written consent if (i) such settlement is entered into more than 60 business days after receipt by such indemnifying party of the aforesaid request, (ii) such indemnifying party shall not have fully reimbursed the indemnified party in accordance with such request prior to the date of such settlement and (iii) such indemnified party shall have given the indemnifying party at least 30 days’ prior notice of its intention to settle. No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened Proceeding in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party, unless such settlement includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such Proceeding and does not include an admission of fault, culpability or a failure to act, by or on behalf of such indemnified party.

(b)  The Placement Agent agrees to indemnify, defend and hold harmless the Company, its directors and officers, and any person who controls the Company within the meaning of Section 15 of the Act or Section 20 of the Exchange Act, and the successors and assigns of all of the foregoing persons, from and against any loss, damage, expense, liability or claim (including the reasonable cost of investigation) which, jointly or severally, the Company or any such person may incur under the Act, the Exchange Act, the common law or otherwise, insofar as such loss, damage, expense, liability or claim arises out of or is based upon any untrue statement or alleged untrue statement of a material fact contained in and in conformity with information concerning the Placement Agent furnished in writing by or on behalf of the Placement Agent to the Company expressly for use in the Registration Statement (or in amended to the Registration Statement), the Disclosure Package or in the Prospectus, or arises out of or is based upon any omission or alleged omission to state a material fact in connection with such information required to be stated in such Registration Statement, the Disclosure Package or such Prospectus or necessary to make such information not misleading.

If any Proceeding is brought against the Company or any such person in respect of which indemnity may be sought against the Placement Agent pursuant to the foregoing paragraph, the Company or such person shall promptly notify the Placement Agent in writing of the institution of such Proceeding and the Placement Agent may assume the defense in such Proceeding, including the employment of counsel reasonably satisfactory to such indemnified party and payment of all fees and expenses incurred in connection with defense thereof; provided, however, that the omission to so notify the Placement Agent shall not relieve the Placement Agent from any liability which the Placement Agent may have to the Company or any such person or otherwise pursuant to this Agreement, except to the extent that the Placement Agent was prejudiced thereby. The Company or such person shall have the right to employ its own counsel in any such case, but the fees and expenses of such counsel shall be at the expense of the

Company or such person unless the employment of such counsel shall have been authorized in writing by the Placement Agent in connection with the defense in such Proceeding or the Placement Agent shall not have, within a reasonable period of time in light of the circumstances, employed counsel to defend such Proceeding or such indemnified party or parties shall have been advised by counsel in writing that there may be defenses available to it or them which are different from or additional to or in conflict with those available to the Placement Agent (in which case the Placement Agent shall not have the right to direct the defense of such Proceeding on behalf of the indemnified party or parties, but the Placement Agent may employ counsel and participate in the defense thereof but the fees and expenses of such counsel shall be at the expense of the Placement Agent), in any of which events such fees and expenses shall be borne by the Placement Agent and paid as incurred (it being understood, however, that the Placement Agent shall not be liable for the expenses of more than one separate firm of attorneys (in addition to any local counsel) in any one Proceeding or series of related Proceedings in the same jurisdiction representing the indemnified parties who are parties to such Proceeding). The Placement Agent shall not be liable for any settlement of any such Proceeding effected without the written consent of the Placement Agent, but if settled with the written consent of the Placement Agent, the Placement Agent agrees to indemnify and hold harmless the Company and any such person from and against any loss or liability by reason of such settlement. Notwithstanding the foregoing sentence, if at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel as contemplated by the second sentence of this paragraph, then the indemnifying party agrees that it shall be liable for any settlement of any Proceeding effected without its written consent if (i) such settlement is entered into more than 60 business days after receipt by such indemnifying party of the aforesaid request, (ii) such indemnifying party shall not have reimbursed the indemnified party in accordance with such request prior to the date of such settlement and (iii) such indemnified party shall have given the indemnifying party at least 30 days’ prior notice of its intention to settle. No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened Proceeding in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party, unless such settlement includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such Proceeding and does not include an admission of fault, culpability or a failure to act, by or on behalf of such indemnified party.

(c)  If the indemnification provided for in this Section 8 is unavailable to an indemnified party under subsection (a) of this Section 8 or insufficient to hold harmless any such indemnified party in respect of any losses, damages, expenses, liabilities or claims referred to therein, then the Company shall contribute to the amount paid or payable by such indemnified party as a result of such losses, damages, expenses, liabilities or claims as set forth in the Indemnification Agreement set forth in Schedule I of the Engagement Letter. If the indemnification provided for in this Section 8 is unavailable to an indemnified party under subsection (b) of this Section 8 or insufficient to hold harmless any such indemnified party in respect of any losses, damages, expenses, liabilities or claims referred to therein, then the Placement Agent shall contribute to the amount paid or payable by such indemnified party as a result of such losses, damages, expenses, liabilities or claims (i) in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and the

Placement Agent on the other hand from the offering of the Shares or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company on the one hand and of the Placement Agent on the other in connection with the statements or omissions which resulted in such losses, damages, expenses, liabilities or claims, as well as any other relevant equitable considerations. The relative benefits received by the Company on the one hand and the Placement Agent on the other shall be deemed to be in the same respective proportions as the total net proceeds from the offering received by the Company and the total placement fees received by the Placement Agent, bear to the aggregate public offering price of the Shares. The relative fault of the Company on the one hand and of the Placement Agent on the other shall be determined by reference to, among other things, whether any action in question, including any untrue statement or alleged untrue statement of a material fact or omission or alleged omission relates to information supplied by the Company or by the Placement Agent and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The amount paid or payable by a party as a result of the losses, damages, expenses, liabilities and claims referred to in this subsection shall be deemed to include any reasonable legal or other fees or expenses reasonably incurred by such party in connection with investigating, preparing to defend or defending any Proceeding.

(d)  The Company and the Placement Agent agree that it would not be just and equitable if contribution pursuant to this Section 8 were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to in subsection (c) above. Notwithstanding the provisions of this Section 8, the Placement Agent shall not be required to contribute any amount in excess of the amount by which the total price at which the Shares placed by the Placement Agent and distributed to the public were offered to the public exceeds the amount of any damage which the Placement Agent has otherwise been required to pay by reason of such untrue statement or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

(e)  The indemnity and contribution agreements contained in this Section 8 and the covenants, warranties and representations of the Company contained in this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the Placement Agent, its partners, directors or officers or any person (including each partner, officer or director of such person) who controls the Placement Agent within the meaning of Section 15 of the Act or Section 20 of the Exchange Act, or by or on behalf of the Company, its directors or officers or any person who controls the Company within the meaning of Section 15 of the Act or Section 20 of the Exchange Act, and shall survive any termination of this Agreement or the issuance and delivery of the Shares. The Company and the Placement Agent agree promptly to notify each other of the commencement of any Proceeding against it and, in the case of the Company, against any of the Company’s officers or directors in connection with the issuance and sale of the Shares, or in connection with the Registration Statement, the Disclosure Package or the Prospectus.

9.  Information Furnished by the Placement Agent. The statements set forth in the ninth paragraph relating to stabilization under the caption “Plan of Distribution” in the Prospectus Supplement constitute the only information furnished by or on behalf of the Placement Agent as such information is referred to in Sections 3 and 8 hereof.

10.  Notices. Except as otherwise herein provided, all statements, requests, notices and agreements shall be in writing or by telegram and, if to the Placement Agent, shall be sufficient in all respects if delivered or sent to Banc of America Securities LLC, 9 West 57th Street, 40th Floor, New York, New York 10019, Attention: Mark Epstein and, if to the Company, shall be sufficient in all respects if delivered or sent to the Company at the offices of the Company at 50 Pembroke Road, Ballsbridge, Dublin 4, Republic of Ireland, Attention: General Counsel with copies to Cahill Gordon & Reindel llp, 80 Pine Street, New York, New York 10005, Attention: Christopher Cox, Esq.

11.  Tax Disclosure. Notwithstanding any other provision of this Agreement, from the commencement of discussions with respect to the transactions contemplated hereby, the Company (and each employee, representative or other agent of the Company) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure (as such terms are used in Sections 6011, 6111 and 6112 of the U.S. Code and the Treasury Regulations promulgated thereunder) of the transactions contemplated by this Agreement and all materials of any kind (including opinions or other tax analyses) that are provided relating to such tax treatment and tax structure.

12.  Governing Law; Construction. This Agreement and any claim, counterclaim or dispute of any kind or nature whatsoever arising out of or in any way relating to this Agreement (“Claim”), directly or indirectly, shall be governed by, and construed in accordance with, the laws of the State of New York. The section headings in this Agreement have been inserted as a matter of convenience of reference and are not a part of this Agreement.

13.  Submission to Jurisdiction. No Claim may be commenced, prosecuted or continued in any court other than the courts of the State of New York located in the City and County of New York or in the United States District Court for the Southern District of New York, which courts shall have jurisdiction over the adjudication of such matters, and the Company and the Placement Agent consent to the jurisdiction of such courts and personal service with respect thereto. Each of the Placement Agent and the Company (on its behalf and, to the extent permitted by applicable law, on behalf of its stockholders and affiliates) waives all right to trial by jury in any action, proceeding or counterclaim (whether based upon contract, tort or otherwise) in any way arising out of or relating to this Agreement. The Company and the Placement Agent agree that a final judgment in any such action, proceeding or counterclaim brought in any such court shall be conclusive and binding upon the Company and the Placement Agent and may be enforced in any other courts to the jurisdiction of which either the Company or the Placement Agent is or may be subject, by suit upon such judgment.

14.  Parties at Interest. The Agreement herein set forth has been and is made solely for the benefit of the Placement Agent and the Company and to the extent provided in Section 8 hereof any person or entity entitled to indemnification thereunder, and their respective successors, assigns, heirs, personal representatives and executors and administrators. No other person, partnership, association or corporation (including a purchaser, as such purchaser, from the Placement Agent) shall acquire or have any right under or by virtue of this Agreement.

15.  Counterparts. This Agreement may be signed by the parties in one or more counterparts, which together shall constitute one and the same agreement among the parties.

16.  Successors and Assigns. This Agreement shall be binding upon the Placement Agent and the Company and their successors and assigns and any successor or assign of the Company’s and the Placement Agent’s respective businesses and/or assets.

17.  Engagement Letter. Except to the extent specifically stated herein, the Engagement Letter shall remain in full force and effect in accordance with its terms.

[Signatures on the next page.]

If the foregoing correctly sets forth the understanding between the Company and the Placement Agent, please so indicate in the space provided below for that purpose, whereupon this agreement and your acceptance shall constitute a binding agreement between the Company and the Placement Agent.

Very truly yours,
AMARIN CORPORATION PLC

By:  /s/ Alan Cooke
        Name:  Alan Cooke
      Title:    CFO

Accepted and agreed to as of the
date first above written, on
behalf of itself
BANC OF AMERICA SECURITIES LLC

By: /s/Mark Epstein
Name: Mark Epstein
Title: Managing Director

SCHEDULE A

None.

SCHEDULE B

AMARIN CORPORATION PLC

8,965,600 Ordinary Shares

(Par Value ₤0.05 Per Share)

1. The price per Share, determined as provided in Section 1, shall be $2.09.

2. The Placement Agent shall receive an amount equal to 6% of gross proceeds on sales to Investors in the United States.

3. This transaction represents an immediate increase in net tangible book value of $0.16 per ordinary share to existing stockholders and an immediate dilution in net tangible book value of $1.63 per ordinary share to new investors.

SCHEDULE C

Specified Investors

[Names redacted]

SCHEDULE D

Subsidiaries

Name	Percent Owned	Jurisdiction of Incorporation
Amarin Pharmaceuticals Ireland Limited	100%	Ireland
Amarin Neuroscience Limited	100%	Scotland
Amarin Finance Limited	100%	Bermuda

Exhibit A

[Exhibit Redacted]

Exhibit B

[Exhibit Redacted]

Exhibit C

[Exhibit Redacted]

Exhibit D

[Exhibit Redacted]

Exhibit E

[Exhibit Redacted]

Exhibit F

[Exhibit Redacted]

Exhibit G

[Exhibit Redacted]